Exhibit 99.1

Stellantis Announces Launch of First Tranche
of Its 2024 Share Buyback Program

AMSTERDAM, February 28, 2024 - Stellantis N.V. (“Stellantis” or the “Company”) announced today that pursuant to its Share Buyback Program (or the “Program”) announced on February 15, 2024, covering up to €3 billion (total purchase price excluding ancillary costs) to be executed in the open market, Stellantis has signed a share buyback agreement for the first tranche of its Program with an investment firm that will make its trading decisions concerning the timing of purchases independently of Stellantis.

This agreement will cover a maximum amount of up to €1 billion (of the €3 billion Share Buyback Program). The first tranche of the Program shall start on February 28, 2024 and end no later than June 5, 2024.

The Company intends to cancel the common shares acquired through its €3 billion Share Buyback Program apart from a portion of up to €0.5 billion, which will be utilized to execute future employee stock purchase plan activities and equity-based compensation. This is intended to support the benefits of expanding and strengthening the ownership culture of our teams, while avoiding dilution of existing shareholders.

The buyback of common shares in relation to this announcement will be carried out under the authority granted by the general meeting of shareholders held on April 13, 2023, up to a maximum of 10% of the Company’s capital, or any renewed or extended authorization to be granted at a future general meeting of the Company. The purchase price per common share will be no higher than an amount equal to 110% of the market price of the shares on the NYSE, Euronext Milan or Euronext Paris. The market price will be calculated as the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the official price list of the NYSE, Euronext Milan or Euronext Paris. The share buybacks will be carried out subject to market conditions and in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

As of today, the remaining authorization stands at approximately 181 million shares and the Company held in treasury a total of 142,090,297 common shares equal to 3.52% of the total issued share capital including common shares and special voting shares.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; Stellantis’ ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; Stellantis’ ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; Stellantis’ ability to produce or procure electric batteries with competitive performance, cost and at required volumes; Stellantis’ ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; Stellantis’ ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; Stellantis’ ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; Stellantis’ ability to access funding to execute its business plan; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with Stellantis’ relationships with employees, dealers and suppliers; Stellantis’ ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; risks and other items described in Stellantis’ Annual Report on Form 20-F for the year ended December 31, 2023 and Current Reports on Form 6-K and amendments thereto filed with the SEC; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.